As filed with the Securities and Exchange Commission on  November 29 , 2016

Registration No. 333-213387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A

Amendment No. 3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GENESYS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Florida	3442	30-0852686
(State or jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number

 1914 24th Ave E

Palmetto, Florida  34221

Tel: 941.722.3600

(Address and telephone number of principal executive offices)

With a copy to:

Dean Law Corp.

601 Union Street, Suite 4200

Seattle, Washington 98101

Tel: (206) 274-4598 Fax: (206) 493-2777

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company: in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐        Accelerated filer ☐      Non-accelerated filer ☐      smaller reporting company ☒

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee [1]
Common Stock	3,000,000	$0.10	$300,000	$30.21

(1) Calculated under Rule 457 Section 6(b) of the Securities Act of 1933 as 0.0001007 of the aggregate offering price.

We hereinafter may amend this registration statement on such date or dates as may be necessary to delay our effective date until we will file a further amendment which specifically states that this Registration Statement shall thereinafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted under applicable law.

The Date of This Prospectus Is:   November _____, 2016

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement is filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

UP TO 3,000,000 SHARES

COMMON STOCK

This is the initial public offering of shares of our common stock. We are offering 3,000,000 shares of our common stock at a price of $0.10 per share. Our common stock is not currently listed on any national securities exchange or the NASDAQ stock market, and is not eligible to trade on the OTC Markets. While we intend to apply for the quotation of our common stock on the OTC Markets upon effectiveness of the registration statement of which this prospectus forms a part, there can be no assurance that we will meet the minimum requirements for such listing or that a market maker will agreed to file on our behalf the necessary documentation with the Financial Industry Regulatory Authority for such application for quotation to be approved.

We will retain the proceeds from the sale of any of the offered shares that are sold.  The offering is being conducted on a self-underwritten, best efforts basis, which means our directors and officers will sell the shares.  This prospectus will permit our officers, agent of the issuer and directors to sell the shares directly to the public, with no commission or other remuneration payable to them for any shares they may sell.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have no arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from sales of shares to the public pursuant to this offering will be immediately available to us for our use and retained by us regardless of whether or not there are any additional sales under this offering.  You will not have the right to withdraw your funds during the offering.  We may offer and sell these securities through the method described under “Plan of Distribution” in this prospectus.

The offering will terminate upon the earlier to occur of: (i) the sale of all 3,000,000 shares being offered, or (ii) 180 days after this registration statement is declared effective by the Securities and Exchange Commission.

Our auditors have indicated in their opinion on our financial statements as of and for the period from inception to June 30, 2016 that there exists substantial doubt as to our ability to continue as a going concern.

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Moreover, we are an early stage venture with limited operating history. As such, this offering is highly speculative and the common stock being offered for sale involves a high degree of risk and should be considered only be persons who can afford the loss of their entire investment. Readers are encouraged to reference “Risk Factors” for additional information regarding the risks associated with our company and common stock, which include:

-	Our ability to identify viable customers in need of our services;
-	Irrespective of the outcome of our efforts to sell our common stock in this offering, our Sole Officer and Director will own a substantial majority of the total issued and outstanding shares of our common stock and thus will be able to exert significant influence over the Company; and
-	Our performance is subject to global economic conditions, which may adversely impact our ability to generate revenue and maintain profitability.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

As we have a limited operating history and limited revenues and assets we are deemed a “shell company,” as defined in Securities Act Rule 405 of Regulation C. We expect that we will continue to be deemed a “shell company” until we have more operations and have substantial revenues and assets at which time we would file a Form 8-K to announce such change in status. We anticipate that if we receive $50,000 to $300,000 from this offering we should have enough money to pursue our business that it will be sufficient to cause us to not be deemed a “shell company”. We cannot provide any guarantee or assurance, however, that in the event we raise $50,000 to $300,000 from this offering we will have enough money to engage in meaningful operations. During the time that we are a “shell company”, holders of our restricted securities will not be able to rely on Rule 144 in connection with the sale of those restricted securities.

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by us with the Securities and Exchange Commission. We may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Prospectus Is:   November ____, 2016

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TABLE OF CONTENTS

Summary Information	6
The Offering	7
Risk Factors	9
Use of Proceeds	26
Determination of Offering Price	27
Dividend Policy	27
Dilution	28
Plan of Distribution	29
Description of Securities	32
Business Operations	35
Directors, Officers and Control Persons	39
Security Ownership and Certain Beneficial Owners and Management	40
Certain Relations and Related Transactions	41
Interests of Named Experts	41
Management’s Discussion and Analysis of Financial Condition and Results of Ops.	41
Market for Common Equity and Related Stockholder Matters	47
Financial Statements	F-1
Indemnification of Officers and Directors	50
Recent Sales of Unregistered Securities	50
Exhibit Index	50
Undertakings	51
Signatures	52

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A CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Actual results may differ materially from the predictions discussed in these forward-looking statements.  The economic environment within which we operate could materially affect our actual results.  Additional factors that could materially affect these forward-looking statements and/or predictions include, among other things: a general decline in the United States economy, the possibility that our marketing efforts will not be successful in attracting clients to our Company, the possibility that the Company will not raise adequate capital through this offering to implement its business plan, and other factors over which the Company has little or no control.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

SUMMARY INFORMATION

As used in this prospectus, references to the “Registrant,” “Company,” “we,” “our”, “us” or “GENESYS” refers to Genesys Industries, Inc. unless the context otherwise indicated.

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

Our Company

Organization:	The registrant was incorporated in the State of Florida on December 9, 2014. Our principal executive offices are located at 1914 24th Ave E, Palmetto, FL 34221. Our telephone number is 941.722.3600.

Management:	Our Sole Officer and Director is Ms. Shefali Vibhakar. The aforementioned party spends approximately 20 hours per week on our business during the development and formation stage.

Plan of Operations:	Genesys Industries is an emerging manufacturer and fabricator of uPVC vinyl and extruded aluminum products for the global building construction industries. Our products include fenestration components such as, energy-efficient flexible insulating glass units, extruded vinyl profiles, extruded aluminum profiles and precision-formed metal and wood products. We design and manufacture impact-resistant windows and doors which combine heavy-duty extruded aluminum or vinyl frames with laminated glass. We are a vertically integrated manufacturer and fabricator.

Historical Operations:	In anticipation of launching our business, our officer and director has incorporated the Company and developed its business plan. The Chief Executive Officer has further sought to identify specific markets and target customers and prospective clients.

Current Operations:	In addition to seeking to identifying prospective customers, our Chief Executive Officer has worked to develop and implement a marketing plan, which includes, among other things, the development of a corporate website, preparing for direct mail and telephone solicitation campaigns and creating Company marketing literature. Furthermore, our Chief Executive Officer has sought to identify other construction companies for purposes of forging strategic relationships therewith. Portions of the Genesys Industries Offering Prospectus were prepared by the Company using assumptions, including several forward looking statements. Each prospective investor should carefully review the Business Plan in association with this Memorandum before purchasing Shares. Management makes no representations as to the accuracy or achievability of the underlying assumptions and projected results contained herein. The content of our website is not part of this prospectus. Our website domain is http://www.GenesysIndustries.com.

Competitive Conditions:	Personal income, consumer demand and business trends drive demand. The profitability of companies depends on effective marketing and competitive pricing. Large companies offer wide selections and deep discounts, but small companies compete by offering specialized merchandise, providing superior customer service, or serving a local market. The window and door industry is highly fragmented and is served predominantly by local and regional competitors with relatively limited product lines and overall market share. Competition is primarily based on product quality, service, timely delivery, and price. Some specific competitors include larger national and regional companies such as Atrium Companies Inc, Lawson Industries Inc, Quanex Building Products Corp, Masonite, Huttig Building Products, Inc, Griffon Corp, Ply Gem, Jeld-Wen, PGT Inc, Technoglass Inc and Andersen Silver Line and several specialty companies.

Going Concern:	Our independent auditor has expressed substantial doubt about our ability to continue as a going concern given our lack of operating history and the fact to date have had no significant revenues. Potential investors should be aware that there are difficulties associated with being a new venture, and the high rate of failure associated with this fact. We have an accumulated deficit of ($9619) and have had no significant revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from our operations. These factors raise substantial doubt that we will be able to continue as a going concern.

The registrant has no present plans to be acquired or to merge with another company nor does the registrant, or any of its shareholders, have any plans to enter into a change of control or similar transaction.

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THE OFFERING

Type of Securities Offered:	Common Stock.

Common Shares Being Sold In this Offering:	Three Million (3,000,000)

Offering Price:	The Company will offer its common shares at $0.10 per share.

Termination of the Offering:	The offering will terminate upon the earlier to occur of: (i) the sale of all 3,000,000 shares being offered, or (ii) 180 days after this registration statement is declared effective by the Securities and Exchange Commission.

Best efforts offering:

We are offering our Common Stock on a “best efforts” basis through our sole officer and director, who will not receive any discounts or commissions for selling the shares. There is no minimum number of shares that must be sold in order to close this offering.

Use of proceeds:	We will use the proceeds of this offering for general working capital requirements of the Company.

Market for our Common Stock:	There is presently no public market for our common shares. We anticipate applying for quoting of our common shares on the OTC Markets upon the effectiveness of the registration statement of which this prospectus forms a part. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTCQB, nor can there be any assurance that such application for quotation will be approvedhere is presently no public market for our common shares. We anticipate applying for quoting of our common shares on the OTC Markets upon the effectiveness of the registration statement of which this prospectus forms a part. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTCQB, nor can there be any assurance that such application for quotation will be approved.

Lock Up Period:	Our Sole Officer and Director and majority shareholder has agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months following the closing of the offering of the shares and upon receiving a trading symbol from FINRA. See “Lock Up Agreement” in Exhibits section for details to the agreement.

Common Stock Control:	Our Sole Officer and Director beneficially owns a substantial majority of the issued and outstanding shares of common stock of the Company and will continue to own sufficient shares after this offering irrespective of its outcome. As a result they will continue to be able to exercise substantial control over the operations of the Company.

Issuance of Preferred Stock:	The Company is authorized to issue up to 25,000,000 million Authorized Class B Preferred Stock with a Par Value of $0.001. The Preferred Stock constitutes a convertible stock in which (1) one Preferred Share is convertible into (5) five Common Shares. The preferred Stock Holders would be entitled to vote on any matters on which the common stock holders are entitled to vote. The Company has issued 10,000,000 Ten Million shares of Preferred Stock to its sole officer and director.

Penny Stock Regulation:	The liquidity of our common stock is restricted as the registrant’s common stock falls within the definition of a penny stock. These requirements may restrict the ability of broker/dealers to sell the registrant's common stock, and may affect the ability to resell the registrant's common stock.

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Emerging Growth Company

We are an emerging growth company under the JOBS Act. We shall continue to be deemed an emerging growth company until the earliest of:

1.	The last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

2.	The last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement;

3.	The date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

4.	The date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 46, Code of Federal Regulations, or any successor thereto.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment and the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes. These exemptions are also available to us as a Smaller Reporting Company.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

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Summary Financial Information

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

	September 30, 2016	As of June 30, 2016
Balance Sheet
Total Assets	$11,584	$1,231
Total Liabilities	$8,585	$10,750
Stockholders’ Equity (Deficit)	$2,999	$(9,519)
	For the three months ended September 30, 2016	Period from June 21, 2010 (date of inception) to September 30, 2011
Income Statement
Revenue	$1,357	$—
Total Cost of Goods Sold	$698	$—
Total Operating Expenses	$5,041	$154
Net Loss	$(4,382)	$(154)

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RISK FACTORS

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock.  All material risks are discussed in this section.

Risks Related to our Company

Our lack of revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

For the three months ended September 30, 2016, the Company has had minimal revenue, has an accumulated deficit of $14,001 and net cash used in operations of $8,568. As a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data.  Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses.  If we make poor budgetary decisions as a result of unreliable data, we may never become profitable or incur losses, which may result in a decline in our stock price.

Our auditor has indicated in its report that there is substantial doubt about our ability to continue as a going concern as a result of our lack of revenues and if we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.

Our auditor has indicated in its report that our lack of revenues raises substantial doubt about our ability to continue as a going concern.  The financial statements do not include adjustments resulting from the outcome of this uncertainty. If we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.

Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of shares sufficient to pursue the business goals outlined in this prospectus.

There is no minimum offering amount required for the offering to close. In addition, subscription proceeds will not be deposited into an escrow account but will instead be immediately available for company general use. Investors in this offering face a risk that we will not be able to sell sufficient shares to obtain the finds necessary to pursue the business goals outlined in this prospectus. In that event, no refunds will be issued to investors.

Because our offering will be conducted on a best effort basis, there can be no assurance that we can raise the funds we need. In addition, our sole officer and director has no experience directing a best efforts offering, which could be detrimental to the company’s ability to raise funds.

The shares are being offered by us on a “best efforts” basis without the benefit of a private placement agent. We can provide no assurance that this offering will be completely sold out. If less than the maximum proceeds are available, our business plans and prospects for the current year could be adversely affected. In addition our sole officer and director, Ms. Vibhakar has no experience in such best efforts offerings. Given her lack of experience in raising funds, we cannot assure investors that we will be able to fulfill the offering in any amount.

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We Are Dependent On Our President, To Guide Our Initial Operations and Implement Our Plan Of Operations. If We Lose Such Services We Will Have To Change Our Business Plan/Direction or Cease Operations.

Our success will depend on the ability and resources of our President. If we lose the services of our CEO, we will be forced to either change our business plan and direction or cease operations. We have no written employment agreement with our CEO. We have not obtained any key man life insurance relating to our President. If we lose such services, we may not be able to hire and retain another leader with comparable experience. As a result, the loss of Ms. S. Vibhakar’s services could impact our revenues. We have no written employment agreement or covenant not to compete with Ms. S. Vibhakar.

Because We Are A “Shell Company”, The Holders Of Our Restricted Securities Will Not Be Able To Sell Their Securities In Reliance On Rule 144, Until We Cease Being A “Shell Company”.

We are deemed a “shell company” as defined in Securities Act Rule 405 of Regulation C. Specifically, because of the nature and amount of our assets, our limited operations history and limited revenues pursuant to applicable federal rules, we are considered a “shell company”. Applicable provisions of Rule 144 specify that during that time that we are a “shell company” holders of our restricted securities cannot sell those securities in reliance on Rule 144. Another important factor to be considered while being deemed a “shell company” is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan. For us, to cease being a “shell company”, we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. The classification of being deemed a “shell company” may adversely affect our ability to attract funding. No assurance can be given that such funding will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain any financing if or when it is needed on terms we deem acceptable due to being deemed a “shell company”. Any additional financing may not be available to us, or if available, may not be on terms favorable to us due to being deemed a “shell company”. Without additional funding, there is no assurance that we will be successful in executing our business plan or that, even if we successfully implement our business plan, we will ever generate revenues or profits, which would make it very difficult to break free from being deemed a “shell company”.

Risks Related to our Business

Because we have a limited history of operations we may not be able to successfully implement our business plan.

We have less than two years of operational history in our industry. Accordingly, our operations are subject to the risks inherent in the establishment of a new business enterprise, including access to capital, successful implementation of our business plan and limited revenue from operations. We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on the business of the Company. The content of our website is not part of this prospectus. Our website domain is http://www.GenesysIndustries.com

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If we fail to effectively manage our growth, our business, brand and reputation, results of operations and financial condition may be adversely affected.

We may experience a rapid growth in operations, which may place significant demands on our management team and our operational and financial infrastructure. As we continue to grow, we must effectively identify, integrate, develop and motivate new skilled employees, and maintain the beneficial aspects of our corporate culture. To attract top talent, we believe we will have to offer attractive compensation packages. The risks of over-hiring or over compensating and the challenges of integrating a rapidly growing employee base may impact profitability.

Additionally, if we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our business, brand and reputation, results of operations and financial condition. If operational, technology and infrastructure improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues. To effectively manage our growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. This will require that we refine our information technology systems to maintain effective online services and enhance information and communication systems to ensure that our employees effectively communicate with each other and our growing base of customers. These system enhancements and improvements will require significant incremental and ongoing capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements and maintenance programs effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired and we may incur additional expenses.

Changes in construction building codes could lower the demand for some of our products.

The market for vinyl uPVC and Extruded Aluminum glass windows and doors depends in large part on our ability to satisfy state and local building codes that require protection from wind-borne debris. If the standards in such building codes are raised, we may not be able to meet their requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas, demand for our impact-resistant products may decrease. Further, if states and regions that are affected by hurricanes but do not currently have such building codes fail to adopt and enforce hurricane protection building codes, our ability to expand our business in such markets may be limited. A decline in demand for our impact-resistant products as a result of such changes in building codes could have a significant adverse effect on our financial condition, results of operations, and cash flows.

We may not be able to compete effectively against our competitors.

We are engaged in highly competitive field. Competition from other companies in the same field is intense and is expected to increase. Many of our competitors have substantially greater resources, research and development staff, engineering personnel, skilled staff, machine operators, sales and marketing staff, and facilities than we do. In addition, other more adequately capitalized and established firms may enter our field. There can be no assurance that our competitors will not develop product service offerings that are more effective than those being developed by us or that would render our product and service offerings obsolete or noncompetitive. Our profitability as a company depends on effective marketing, diverse capability and competitive pricing. There is no assurance that we will be able to price our product competitively, or have the purchasing power that large companies enjoy. The industry is very capital intensive due to machinery and plant operations. There is no assurance that we will obtain the funding to acquire the diverse machinery and plant infrastructure that the larger established companies have acquired.

Failure to maintain the performance, reliability, quality, and service standards required by our customers, or to timely deliver our products, could have a material adverse effect on our business, financial condition, and results of operations.

If our products or new product introductions (NPI) have performance, reliability, or quality problems, our reputation and emerging brand equity, which we believe is going to be a substantial competitive advantage, could be materially adversely affected. We may also experience increased and unanticipated warranty and service expenses. Furthermore, we manufacture a significant portion of our products based on the specific requirements of our customers, and delays in providing our customers the products and services they specify on a timely basis could result in reduced or canceled orders and delays in the collection of accounts receivable. Additionally, claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to the credit risk of our customers.

We are subject to the credit risk of our potential customers because we will be providing credit to our new customers in the normal course of business. All of our customers are sensitive to economic changes and to the cyclical nature of the building industry. Especially during protracted or severe economic declines and cyclical downturns in the building industry, our potential customers may be unable to perform on their payment obligations, including their debts to us. Any failure by our customers to meet their obligations to us may have a material adverse effect on our business, financial condition, and results of operations. In addition, we may incur increased expenses related to collections in the future if we find it necessary to take legal action to enforce the contractual obligations of a significant number of our customers.

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Declines in the new construction or renovation markets could lower the demand for, and the pricing of some of our products, which could adversely affect our results.

The constructions products industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets which in turn may be significantly affected by adverse changes in economic conditions such as demographic trends, employment levels, and consumer confidence. Production of new homes and home repair and remodeling projects may also decline because of shortages of qualified tradesmen, and shortages of materials. In addition, the homebuilding industry and the home repair and remodeling sector are subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design and safety, construction, and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and home repair and remodeling products and could negatively affect our sales and earnings. Declines in our customers’ construction levels could have a significant adverse impact on our financial condition, results of operations, and cash flows.

Our Business Model may not be sufficient to achieve success in our intended market

Our survival is dependent upon the market acceptance of initially a narrow group of products and services.  Should these products and service be too narrowly focused or should the target market not be as responsive as we anticipate, we will not have in place alternate products we can offer to ensure our survival.

We may become subject to competitive pricing pressure from our customers.

Large distributors and dealers can exert pressure on their outside suppliers to keep prices low because of their increasing market share and their ability to leverage such market share in the highly fragmented window and door industry. Any consolidation among these distributors and dealers, and changes in their purchasing policies or payment practices, could result in increased pricing pressure. If we are unable to generate sufficient cost savings in the future to offset any price reductions, our financial condition, results of operations, and cash flows may be adversely affected.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our products and services will require the services of specialized and technical personnel. The sourcing, hiring and retention of such key personnel will be highly important to our future plans and success.

The Manufacturing industry is highly competitive, and we may not be able to compete effectively.

The construction products manufacturing and services industry in which we operate includes a large number of participants and is intensely competitive. We face competition from other multi-national companies, established businesses and financially stronger companies. This sector requires capital and infrastructure resources to become competitive and remain relevant. In addition, because there are relatively high barriers to entry, we expect to face tremendous competition from larger more established firms. Many of our competitors have a greater national presence and are also international in scope, as well as have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and motivate skilled personnel, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

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We operate in the highly competitive and fragmented niche manufacturing industry.

We compete against many established manufacturers, national and regional companies. We may also be at a competitive disadvantage with respect to price when compared to manufacturers with excess capacity, lower cost structures and availability of lower cost labor. The availability of excess manufacturing capacity of our competitors also creates competitive pressure on price and winning new business. We also face competition from companies that are based in low cost countries. These companies may have lower cost structures and the availability of lower cost labor. To respond to competitive pressures, we may be required to reduce our prices to customers or increase discounts to customers, which would result in lower gross profit margins and decreased revenue. These factors also impact the Company’s ability to obtain additional manufacturing programs and retain our current programs.

After we attempt to increase operations, we will face increasing competition from domestic and foreign companies.

Our ability to compete against other domestic and international enterprises will be, to a significant extent, dependent on our ability to distinguish our capabilities, products and services from those of our competitors by differentiating our marketing approach and identifying attractive solutions to market and sell. Some of our competitors have been in business longer than we have and are more established. Our competitors may provide services comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. Increased competition may result in reduced margins and loss of market share, any of which could materially adversely affect our profit margins after we commence operations and generate revenues.

Controlling manufacturing costs is a significant factor in operating results.

The Company’s ability to manage its costs on all manufacturing programs and its ability to curtail costs and expenses on potential new manufacturing programs could have a significant impact on the Company’s operating results. The Company also faces increasing quality requirements from its customers that could have an impact on the costs to manufacture product.

Our business may be affected by delays or interruptions in the delivery of raw materials, finished goods, and certain component parts. A supply shortage or delivery chain interruption could have a material adverse effect on our business, financial condition, and results of operations.

We rely upon regular deliveries of raw materials, finished goods, and certain component parts. For certain raw materials that are used in our products, we depend on a single or limited number of suppliers for our materials, and typically do not have long-term contracts with our suppliers. If we are not able to accurately forecast our supply needs, the limited number of suppliers may make it difficult to quickly obtain additional raw materials to respond to shifting or increased demand. In addition, a supply shortage could occur as a result of unanticipated increases in market demand, difficulties in production or delivery, financial difficulties, or catastrophic events in the supply chain. Furthermore, because our products and the components of some of our products are subject to regulation, changes to these regulations could cause delays in delivery of raw materials, finished goods, and certain component parts. Until we can make acceptable arrangements with alternate suppliers, any interruption or disruption could impact our ability to ship orders on time and could idle some of our manufacturing capability for those products. This could result in a loss of revenues, reduced margins, and damage to our relationships with customers, which could have a material adverse effect on our business, financial condition, and results of operations.

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We anticipate implementing a new Enterprise Resource Planning system in the future as part of our anticipated growth. If this new system proves ineffective, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our customers.

We anticipate implementing a new Enterprise Resource Planning, or “ERP”, system in the future as part of our anticipated growth, ongoing technology and process improvements. This ERP system will provide a standardized method of accounting for, among other things, order entry and inventory and should enhance our ability to implement our strategic initiatives. Any delay in the implementation, or disruption in the upgrade, of this system could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. Such delay or disruption could also impact our ability to timely or accurately make payments to our suppliers and employees, and could also inhibit our ability to invoice and collect from our customers. Data integrity problems or other issues may be discovered which, if not corrected, could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such systems, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our financial system or related systems and infrastructure, our business, operations, and financial systems could be adversely affected. We may also need to implement additional systems or transition to other new systems that require new expenditures in order to function effectively as a public company. There can be no assurance that our implementation of additional systems or transition to new systems will be successful, or that such implementation or transition will not present unforeseen costs or demands on our management.

We may be adversely affected by any disruption in our information technology systems.

Our future operations are dependent upon advanced information technology systems, which encompass all of the major business functions. For example, an ERP (Enterprise Resource Planning) System enables a manufacturing company to synchronize the scheduling of the manufacturing processes of multiple feeder and assembly operations to serve special make-to-order needs. A substantial disruption in any information technology systems for any prolonged period could result in delays in receiving inventory and supplies or filling customer orders and could adversely affect our customer service and relationships. There can be no assurance that such future delays, problems, or costs will not have a material adverse effect on our financial condition, results of operations, or cash flows.

Our lack of operating history makes it difficult for us to evaluate our future business prospects and make decisions in implementing our business plan. You are unable to determine whether we will ever become profitable, which increases your investment risk.

We did not begin operations until Jan 2015. We have no actual operating history. Our business plan is speculative and unproven.  There is no assurance that we will be successful in executing our business plan or that, even if we successfully implement our business plan, we will ever generate revenues or profits, which makes it difficult to evaluate our business.  As a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data.  Because of the uncertainties related to our lack of historical operations, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues, or expenses.  If we make poor operational decisions in implementing our business plan, we may never generate revenues or become profitable or incur losses, which may result in a decline in our stock price.

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We may be adversely affected by any disruptions to our manufacturing facilities or those of our suppliers.

Any serious disruption to our facilities resulting from natural disasters, acts of god, hurricanes and other weather-related events, fire, an act of terrorism, or any other cause could damage a significant portion of our inventory, affect our distribution of products, and materially impair our ability to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase our costs. If any of these events were to occur, our financial condition, results of operations, and cash flows could be materially adversely affected.

The nature of our business exposes us to product liability and warranty claims and other legal proceedings.

We may be involved in product liability and product warranty claims relating to certain of the products we intend to manufacture and distribute in the near future that, if adversely determined, could adversely affect our financial condition, results of operations, and cash flows. We intend to manufacture low e and energy efficient insulated glass units and window profiles. If such products encounter a defect while in the manufacturing phase and undetected enters the supply chain, we could be exposed to warranty claims by the dealer or end user who purchased such defective product. Such financial claims could impact our financial condition. There can be no assurance that we will be able to maintain any insurance on any acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company. We cannot assure you that any current or future claims will not adversely affect our financial condition, results of operations, and cash flows.

We will be subject to potential exposure to environmental liabilities and are subject to environmental regulation.

We will be subject to various federal, state, and local environmental laws, ordinances, and regulations. Although we believe that our facilities will be in material compliance with such laws, ordinances, and regulations, when and if as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. No assurance can be provided that remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions or more stringent standards regarding existing residual contamination. More burdensome environmental regulatory requirements may increase our general and administrative costs and adversely affect our financial condition, results of operations, and cash flows.

Inadequacy of Funds.

Gross offering proceeds of $300,000 may not be realized. Management believes that such proceeds will initially capitalize and sustain Genesys sufficiently to allow for the implementation of the Company’s Initial Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management’s business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company’s business plans. Specifically, if only 25% or $75,000 is realized we anticipate 12 months of operating requirements being met at this level. If 50% or $150,000 is realized we anticipate basic operating requirements being met for 24 months and if 75% or $225,000 is realized we expect 28 to 30 months of operational costs being satisfied.

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We Will Require Financing To Achieve Our Current Business Strategy And Our Inability To Obtain Such Financing Could Prohibit Us From Executing Our Business Plan And Cause Us To Slow Down Our Expansion or Cease Our Operations.

We will need to raise a minimum of $300,000 over the next twelve months through public or private debt or sale of equity to execute our business plan to become a stable revenue generating company. Such financing may not be available as needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. If we are unable to obtain this financing on reasonable terms, we would be unable to hire the additional employees needed to execute our business plan and we would be forced to delay or scale back our plans for expansion. This would delay our ability to get our operations to profitability and could force us to cease operations. In addition, such inability to obtain financing on reasonable terms could have a material adverse effect on our business, operating results, or financial condition. Moreover, in addition to monies needed to continue operations over the next twelve months, we anticipate requiring additional funds in order to execute any future plans for growth. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if or when it is needed on terms we deem acceptable.

There is substantial doubt about our ability to continue, as a going concern, as a result of our lack of revenues and financial resources, and if we are unable to generate significant revenue or secure financing, we may be required to cease or curtail our operations.

Our lack of operating history and financial resources raise substantial doubt about our ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty, and if we are unable to generate significant revenue or secure financing, we may be required to cease or curtail our operations. If we do not or commence our operations, secure financing, and related activities or if we do not secure funding to implement our business plan, we estimate current available financial resources will sustain our operations only through the next few months, and then only if continued funding by the management of the company. Because we will need additional capital to implement our business plan and may not be able to obtain sufficient capital, we may be forced to limit the scope of our operations, and our revenues may be reduced.

In connection with implementing our business plans, we will experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including the following:

•	our profitability;
•	our ability to secure financing and acquire machinery and retain skilled production staff;
•	the ability to generate revenues from the sale of finished product
•	the ability to attract and retain customers.

We cannot assure you that we will be able to obtain capital in the future to meet our needs. We have no sources of financing identified. If we cannot obtain additional funding, we may be required to:

•	limit our ability to implement our business plan;
•	limit our marketing efforts; and
•	decrease or eliminate capital expenditures.

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Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences, and privileges senior to our Common Stock. Any additional financing may not be available to us, or if available, may not be on terms favorable to us.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company’s operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company’s assets resulting in a material adverse effect on the Company’s business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company’s business plans may change significantly. Many of the Company’s potential business endeavors are capital and equipment intensive. Management believes that the Company’s chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company’s principals and advisors. Management reserves the right to make significant modifications to the Company’s stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company’s Management, upon whose judgment and discretion the investors must depend.

Our ability to maintain and attract new business depends upon our reputation, technical capabilities and the quality of our products and services.

As we intend to become an advanced manufacturing and fabrication company, our ability to secure new customer orders will depend heavily upon our reputation and our capabilities of services we can offer to manufacture product per the customer requirements. Any factor that diminishes any of these abilities, including not meeting client expectations or inability to deliver product per the customers’ specifications, could make it substantially more difficult for us to attract new engagements and clients. Similarly, because we will obtain many of our new engagements from new clients or from referrals by those new clients or by dedicated sales relationships that we have worked with in the past, any client that questions the quality of our work or reliability could impair our ability to secure additional new orders and clients.

Our clients may terminate sales orders and agreements with little or no notice, which may cause us to experience unexpected declines in our profitability and utilization.

The sales order agreements that we will typically enter into with clients in the future will not obligate them to continue to use our products and services. Typically, our sales orders will permit clients to terminate our services at any time. If our clients unexpectedly cancel orders with us or curtail the scope of our agreement, we may be unable to replace the lost revenues from those engagements, quickly eliminate costs associated with those engagements, or quickly find other engagements to utilize our production staff. Any decrease in revenues without a corresponding reduction in our costs will likely harm our profitability.

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Our future sales and reputation may be affected by litigation or other liability claims.

We have not procured a general liability insurance policy for our business. To the extent that we suffer a loss of a type which would normally be covered by general liability, we would incur significant expenses in defending any action against us and in paying any claims that result from a settlement or judgment against us. Adverse publicity could result in a loss of industry confidence in our products and services.

Although we have not yet generated any revenues, general economic conditions could reduce our revenues after we commence operations.

We have not yet generated any revenues. General economic conditions could have an impact on our business and financial results after we commence operations. The global economy in general remains uncertain. As a result, clients may delay or reduce expenditures. Weak economic conditions and/or softness in the consumer or business channels after we commence operations and generate revenues could result in lower demand for our products and services, thereby resulting in lower sales revenues, earnings and cash flows.

Our revenues, operating income and cash flows are likely to fluctuate.

We may experience fluctuating revenues, operating income and cash flows and expect that this will occur from time to time in the future. We may experience fluctuations in our annual or quarterly revenues and operating income because of the timing of our customer orders, the types of product and service orders we are working on at different times, hiring trends and decreased productivity because of vacations taken by our professionals. This means our profitability will likely decline if we experience an unexpected variation in the number or timing of new customer orders.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization of our skilled staff.

Our profitability depends to a large extent on the utilization of our skilled staff, which may be adversely impacted by:

•	the number and size of client orders;
•	the timing of the commencement, completion and termination of orders, which in many cases is unpredictable;
•	our ability to transition our skilled staff efficiently from completed production jobs to new jobs;
•	the hiring of additional skilled machine operators because there is generally a transition period for new employees that results in a temporary drop in our utilization rate;
•	unanticipated changes in the scope of client orders and agreements;
•	our ability to forecast demand for our products and services and thereby maintain an appropriate level of engineering and production staff; and
•	Condition’s affecting the industries in which we participate as well as general economic conditions.

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The shop rates of our production staff that we are able to charge are also affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our products and services;
•	the market demand for the products and services we provide;
•	introduction of new products and services by us or our competitors;
•	our competition and the pricing policies of our competitors; and
•	General economic conditions.

If we are unable to achieve and maintain adequate overall utilization as well as maintain or increase the average production shop rates for our locations, our financial results could materially suffer.

If our estimates related to expenditures and cash flow from operations are erroneous, and we are unable to sell additional equity securities, our business could fall short of expectations and you may lose your entire Investment.

Our financial success is dependent in part upon the accuracy of our management's estimates of expenditures and cash flow from operations. If such estimates are erroneous or inaccurate, we may not be able to carry out our business plan, which could, in a worst-case scenario, result in the failure of our business and you losing your entire investment.

Implications of Being an Emerging Growth Company.

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. For as long as a company is deemed to be an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies.  These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;
•	an exemption to provide less than five years of selected financial data in an initial public offering registration statement;
•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;
•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;
•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and
•	reduced disclosure about the emerging growth company's executive compensation arrangements

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An emerging growth company is also exempt from Section 404(b) of Sarbanes Oxley which requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting. Similarly, as a Smaller Reporting Company we are exempt from Section 404(b) of the Sarbanes-Oxley Act and our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until such time as we cease being a Smaller Reporting Company.

As an emerging growth company, we are exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to take advantage of the benefits of this extended transition period.  Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would cease to be an emerging growth company upon the earliest of:

•         the first fiscal year following the fifth anniversary of this offering,

•         the first fiscal year after our annual gross revenues are $1 billion or more,

•         the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or

•         As of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

Risks Related to Our Common Stock

You may have limited access to information regarding our business because our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus).  Except during the year that our registration statement becomes effective, these reporting obligations may (in our discretion) be automatically suspended under Section 15(d) of the Exchange Act if we have less than 300 shareholders and do not file a registration statement on Form 8A (which we have no current plans to file).  If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted.  After this registration statement on Form S-1 becomes effective, we will be required to deliver periodic reports to security holders.  However, we will not be required to furnish proxy statements to security holders and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act.  Previously, a company with more than 500 shareholders of record and $10 million in assets had to register under the Exchange Act.  However, the JOBS Act raises the minimum shareholder threshold from 500 to either 2,000 persons or 500 persons who are not "accredited investors" (or 2,000 persons in the case of banks and bank holding companies).  The JOBS Act excludes securities received by employees pursuant to employee stock incentive plans for purposes of calculating the shareholder threshold.  This means that access to information regarding our business and operations will be limited.

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Investors may have difficulty in reselling their shares due to the lack of market or state Blue Sky laws.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future.

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that this may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the Shares available for trading on the OTCQB, investors should consider any secondary market for the Company's securities to be a limited one. We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a "manual exemption.” This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations.  We may not be able to secure a listing containing all of this information.  Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Anti-takeover protections under the Florida Business Corporation Act, or the FBCA, and other factors will make it more difficult to realize the value of an investment in the Company.

In general, the three principal ways that the stockholders of any company can realize a return on their investment are (i) to receive distributions (i.e., dividends) from the company, (ii) to sell their individual ownership interests to a third party, or (iii) to participate in a company-wide transaction in which they are able to sell their ownership interests, or an “exit event,” regardless of whether the exit event is voluntary (such as a friendly merger) or involuntary (such as a hostile takeover). There are significant impediments to the ability of a stockholder of the Company to realize a return on his or her investment in any of those ways. As stated elsewhere in this prospectus, we do not intend to declare or pay dividends in the foreseeable future.

We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  We anticipate that our common stock will become a “penny stock”, and we will become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

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For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Upon effectiveness of this registration statement, we will be subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934, which does not require a company to file all the same reports and information as fully reporting companies.

Upon effectiveness of this registration statement, we will be subject to the 15(d) reporting requirements according to the Securities Exchange Act of 1934. As a Section 15(d) filer, we will be required to file quarterly and annual reports during the fiscal year in which our registration statement is declared effective; however, such duty to file reports shall be suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year the securities of each class are held of record by less than 300 persons.  In addition, as a filer subject to Section 15(d) of the Exchange Act, we are not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; we will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten (10%) percent shareholders are not required to file beneficial ownership reports about their holdings in our company ; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent (5%) holders of classes of our equity securities will not be required to report information about their ownership positions in the securities. As such, shareholders will not have access to certain material information which would otherwise be required if it was a fully reporting company pursuant to an Exchange Act registration

If we are not required to continue filing reports under Section 15(d) of the Securities Exchange Act of 1934 in the future, for example because we have less than three hundred shareholders of record at the end of the first fiscal year in which this registration statement is declared effective, and we do not file a Registration Statement on Form 8-A, our common shares (if listed or quoted) would no longer be eligible for quotation, which could reduce the value of your investment.

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission as required under Section 15(d).  However, if in the future we are not required to continue filing reports under Section 15(d), for example because we have less than three hundred shareholders of record at the end of the first fiscal year in which this registration statement is declared effective, and we do not file a Registration Statement on Form 8-A upon the occurrence of such an event, our common stock can no longer be quoted on the OTC Markets OTC Link, which could reduce the value of your investment.  Of course, there is no guarantee that we will be able to meet the requirements to be able to cease filing reports under Section 15(d), in which case we will continue filing those reports in the years after the fiscal year in which this registration statement is declared effective.  Filing a registration statement on Form 8-A will require us to continue to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC.  In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.

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Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, none of which are independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors.  Indeed, we do not have any audit or compensation committee.  These functions are performed by the board of directors as a whole.  No members of the board of directors are independent directors.  Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Our Sole Officer and Director beneficially owns a significant percentage of our outstanding voting securities which could reduce the ability of minority shareholders to effect certain corporate actions

Our Sole Officer and Director beneficially owns a substantial majority of our voting securities. As a result, currently, and after the offering, the company will possess a significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. The Company’s ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Because our Sole Officer and Director owns a substantial majority of our Common Stock and Preferred Stock, it may not be possible to have adequate internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management to report on the operating effectiveness of the Company's Internal Controls over financial reporting for the year ending December 31 following the year in which this registration statement is declared effective. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, because our Sole Officer and Director owns a substantial majority of our voting securities, and will continue to own the majority of our voting securities after the offering, it may not be possible to have adequate internal controls.  We cannot predict what affect this will have on our stock price.

We may, in the future, issue additional shares of common stock, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock.  As of the date of this prospectus the Company had 17,000,000 shares of common stock outstanding. Accordingly, we may issue up to an additional 83,000,000 shares of common stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

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Our Articles of Incorporation provide for the issuance of up to 25,000,000 shares of Preferred Stock. Should we hereinafter issue Preferred Stock the rights of our common stockholders to receive dividends may be impaired.

Our Preferred Stock constitutes a convertible stock in which (1) one preferred Share is convertible into (5) five Common Shares. The preferred Stock holders would be entitled to vote on any matters on which common stock holders are entitled to vote. This would include electing the Board of Directors, increasing the number of shares authorized and other corporate governance matters. Our Sole Officer and Director beneficially owns a substantial majority of the issued and outstanding shares of such preferred stock of the Company and will continue to own sufficient shares after this offering irrespective of its outcome. As a result they will continue to be able to exercise substantial control over the operations of the Company.

Stockholders of our Preferred Stock will be able to exert substantial influence and control over the operations of the Company.

Our Preferred Stock provides the shareholders thereof with particular rights which may enable them to exert substantial control over the affairs of the Company. To wit:

a.	Voting Rights: a holder of Class-B Preferred will have all the voting rights.

b.	Convertible: Our Preferred Stock constitutes a convertible stock in which (1) one preferred Share is convertible into (5) five Common Shares.

c.	Our Sole Officer and Director beneficially owns a substantial majority of the issued and outstanding shares of such preferred stock of the Company and will continue to own sufficient shares after this offering irrespective of its outcome. As a result they will continue to be able to exercise substantial control over the operations of the Company.

d.	Agree to a merger, sale or consolidation of the Company with another entity or the effectuation of any transaction or series of related transactions in which more than 51% of the voting power of the Company is disposed.

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

We may offer to sell our common stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We may not seek any legal opinion to the effect that any such offering would be exempt from registration under any federal or state law. Instead, we may elect to relay upon the operative facts as the basis for such exemption, including information provided by investor themselves.

If any such offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

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There is no current established trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.  While we intend to seek a quotation on the OTC Markets, there can be no assurance that any such trading market will develop, and purchasers of the shares may have difficulty selling their common stock should they desire to do so. No market makers have committed to becoming market makers for our common stock and none may do so.

Because we do not intend to pay any cash dividends on our common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

Opt-in right for emerging growth company

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

USE OF PROCEEDS

Our offering is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.10. The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of the securities offered for sale by the Company. There is no guarantee that we will receive any proceeds from the offering.

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds

Shares Sold	750,000	1,500,000	2,250,000	3,000,000
Gross Proceeds	$75,000	$150,000	$225,000	$300,000
Total Before Expenses	$75,000	$150,000	$225,000	$300,000

Offering Expenses
Legal & Accounting	$17,000	$17,000	$17,000	$17,000
Publishing/EDGAR	$2,000	$2,000	$2,000	$2,000
Transfer Agent	$1,000	$1,000	$1,500	$2,000
SEC Filing Fee	$50	$50	$50	$50
Total Operating Expenses	$20,050	$20,050	$20,050	$20,050

Net Offering Proceeds	$54,950	$129,950	$204,950	$279,950

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The figures above represent only estimated costs. However management believes that they will be able to cover our general and/or administrative expenses if sufficient offering proceeds are not obtained. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan.

In the event we are not successful in selling all of the securities we would utilize any available funds raised in the following order of priority:

-	for general, sales and administrative expenses, including legal and accounting fees and administrative support expenses incurred in connection with our reporting obligations with the SEC.

-	for sales and marketing; and product development, design

-	For commencing production activities.

Specifically, if only and estimated 25% of the offering is sold the Net Offering Proceeds will be used for setting up our IT systems, servers, website and communications set up. Beyond that proceeds would be used for maintaining our ongoing reporting obligations to the SEC until at which time in the future we are able to secure additional funding. In addition to the above, If only 50% of the offering is sold the Net Offering Proceeds will be used towards product development, design and testing of the first generation product line. If only 75% of the offering is sold the Net Offering Proceeds will be used towards all of the above activities and towards obtaining approvals and to commence sales and marketing activities with some planning towards possible production if and when sales orders are secured. If 100% of the offering is sold the Net Offering Proceeds will be used towards all of the above life cycle activities but in addition towards the planning of a production and manufacturing plant. An average manufacturing plant is 20,000 sqft at the minimum onwards to 125,000 sqft in space to accommodate raw materials and all production equipment and layout. We would be required to secure substantial funding beyond the 100% of this offering to acquire the appropriate equipment and plant improvements. In order to fully implement our production plan we would need additional capital.

Our current corporate offices are located at 1914 24th Ave E, Palmetto, FL 34221. Our telephone number is 941.722.3600. The Premises are made available at no cost. This arrangement will change in the future, upon the company generating revenues and self-sustaining operations.

DETERMINATION OF OFFERING PRICE

Our management has determined the offering price for the common shares being sold in this offering. The price of the shares we are offering was arbitrarily determined. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. The factors considered were:

-	our lack of significant revenues

-	our growth potential

-	the price we believe a purchaser is willing to pay for our stock

The offering price does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

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DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering.  Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.  Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders. The calculations below are based upon 17,000,000 common shares issued and outstanding and, a net tangible book value of $(11,781), or $(0.001) per share of common stock as of June 30, 2016. You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase. The calculations below do not include the outstanding preferred stock which is a convertible stock and is convertible into 50,000,000 shares of common stock. You will suffer substantial dilution in the event and at such time the preferred stock is opted in for conversion into common stock.

The following assumes the sale of 100% of the shares of common stock in this offering but they exclude the outstanding preferred stock that is currently convertible into 50,000,000 shares of common stock.  After giving effect to the sale of 3,000,000 shares at an offering price of $0.10 per share of common stock our net tangible book value as of the closing of this offering would increase from $(0.001) to $0.014 per share.  This represents an immediate increase in the net tangible book value of approximately $0.015 per share to current shareholders, and immediate dilution of about $0.086 per share to new investors, as illustrated in the following table:

Number of Shares	3,000,000
Proceeds	$300,000
Less Offering Costs	$(20,050)
New net tangible book value	$268,169
Number of shares after offering	20,000,000
Net tangible book value per share prior to offering	$(0.001)
Increase per share attributable to new investors	$0.01
Net tangible book value per share after offering	$0.013
Dilution per share to new investors	$0.087
Percentage dilution	$87%

The following assumes the sale of 75% of the shares of common stock in this offering but they exclude the outstanding preferred stock that is currently convertible into 50,000,000 shares of common stock.  After giving effect to the sale of 2,250,000 shares at an offering price of $0.10 per share of common stock our net tangible book value as of the closing of this offering would increase from $(0.001) to $0.011 per share.  This represents an immediate increase in the net tangible book value of approximately $0.012 per share to current shareholders, and immediate dilution of about $0.089 per share to new investors, as illustrated in the following table:

Number of Shares	2,250,000
Proceeds	$225,000
Less Offering Costs	$(20,050)
New net tangible book value	$193,169
Number of shares after offering	19,250,000
Public offering price per share of common stock	$0.100
Net tangible book value per share prior to offering	$(0.001)
Increase per share attributable to new investors	$0.011
Net tangible book value per share after offering	$0.010
Dilution per share to new investors	$0.090
Percentage dilution	$90%

The following assumes the sale of 50% of the shares of common stock in this offering but they exclude the outstanding preferred stock that is currently convertible into 50,000,000 shares of common stock.  After giving effect to the sale of 1,500,000 shares at an offering price of $0.10 per share of common stock our net tangible book value as of the closing of this offering would increase from $(0.001) to $0.007 per share.  This represents an immediate increase in the net tangible book value of approximately $0.008 per share to current shareholders, and immediate dilution of about $0.093 per share to new investors, as illustrated in the following table:

Number of Shares	1,500,000
Proceeds	$150,000
Less Offering Costs	$(20,050)
New net tangible book value	$118,169
Number of shares after offering	18,500,000
Public offering price per share of common stock	$0.100
Net tangible book value per share prior to offering	$(0.001)
Increase per share attributable to new investors	$0. 007
Net tangible book value per share after offering	$0.006
Dilution per share to new investors	$0.094
Percentage dilution	$94%

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The following assumes the sale of 25% of the shares of common stock in this offering but they exclude the outstanding preferred stock that is currently convertible into 50,000,000 shares of common stock.  After giving effect to the sale of 750,000 shares at an offering price of $0.10 per share of common stock our net tangible book value as of the closing of this offering would increase from $(0.001) to $0.004 per share.  This represents an immediate increase in the net tangible book value of approximately $0.004 per share to current shareholders, and immediate dilution of about $0.096 per share to new investors, as illustrated in the following table:

Number of Shares	750,000
Proceeds	$75,000
Less Offering Costs	$(20,050)
New net tangible book value	$43,169
Number of shares after offering	17,750,000
Public offering price per share of common stock	$0.100
Net tangible book value per share prior to offering	$(0.001)
Increase per share attributable to new investors	$0.0031
Net tangible book value per share after offering	$0.002
Dilution per share to new investors	$0.098
Percentage dilution	$98%

PLAN OF DISTRIBUTION

This prospectus relates to the sale of 3,000,000 common shares.

We will sell the common shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our common shares using our best efforts and no one has agreed to buy any of our common shares. This prospectus permits our officers and directors, advisors, agents of the issuer to sell the common shares directly to the public, with no commission or other remuneration payable to them for any common shares they may sell. There is no plan or arrangement to enter into any contracts or agreements to sell the common shares with a broker or dealer. Our company officers and directors will sell the common shares and intend to offer them to friends, family members and business acquaintances direct, via email or via the internet. There is no minimum amount of common shares we must sell so no money raised from the sale of our common shares will go into escrow, trust or another similar arrangement.

The common shares are being offered by the Issuer. We will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the common shares. No sales commission will be paid for common shares sold by any agent of the issuer. Our executive management is not subject to a statutory disqualification and is not associated persons of a broker or dealer. Purchasers will subscribe for the shares by completing the Subscription Agreement included as Exhibit 99.1 of this Prospectus. The subscription agreement provides that the Company will deliver a certificate representing the shares subscribed for within one month of receiving the subscription and the purchaser will have a two day cancellation right.

Ms. S. Vibhakar has not been a broker or dealer or an associated person of a broker or dealer within the preceding 12 months and they have not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Rule 3a4-1 of the Securities Exchange Act of 1934.

The offering will terminate upon the earlier to occur of: (i) the sale of all 3,000,000 shares being offered, or (ii) 180 days after this registration statement is declared effective by the Securities and Exchange Commission.

These are no finder fees permitted.

Under the rules of the Securities and Exchange Commission, our common stock will come within the definition of a “penny stock” because the price of our common stock is below $5.00 per share. As a result, our common stock will be subject to the "penny stock" rules and regulations. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission’s regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

- Make a suitability determination prior to selling penny stock to the purchaser;

- Receive the purchaser’s written consent to the transaction; and

- Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker/dealers to sell our common stock, and may affect the ability to resell our common stock.

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OTC Market Considerations

To be quoted on the OTC Markets, a market maker must file an application on our behalf in order to make a market for our common stock. We anticipate that after this registration statement is declared effective, market makers will enter “piggyback” quotes and our securities will thereafter trade on the OTC Markets.

The OTC Markets is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Markets. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Markets.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Markets has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. FINRA cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Although we anticipate listing on the OTC Markets will increase liquidity for our stock, investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Markets rather than on NASDAQ. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

There is no guarantee that our stock will ever be quoted on the OTC Markets.

If we become able to have our shares of common stock quoted on the OTCQB, we will then try, through a broker-dealer and its clearing firm, to become eligible with the DTC to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the marketplace as it exists today (especially the OTCQB), means that shares of a company will not be traded (technically the shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all the companies on the OTCQB). What this boils down to is that while DTC-eligibility is not a requirement to trade on the OTCQB, it is a necessity to process trades on the OTCQB if a company’s stock is going to trade with any volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

Because OTCQB stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

Section 15(g) of the Exchange Act

Our shares will be covered by Section 15(g) of the Exchange Act, and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 excluding revenue or annual income exceeding $200,000 or $300,000 jointly with their spouses).

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules (but is not applicable to us).

Rule 15g-2 declares unlawful broker-dealer transactions in penny stocks unless the broker-dealer has first provided to the customer a standardized disclosure document.

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Rule 15g-3 provides that it is unlawful for a broker-dealer to engage in a penny stock transaction unless the broker-dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker-dealers from completing penny stock transactions for a customer unless the broker-dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker-dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker-dealers selling penny stocks to provide their customers with monthly account statements.

Rule 3a51-1 of the Exchange Act establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a minimum bid price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks for the immediately foreseeable future. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

-	The basis on which the broker or dealer made the suitability determination, and

-	That the broker or dealer received a signed, written agreement from the investor prior to the transaction

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commission’s payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If the Company remains subject to the penny stock rules for any significant period, which is likely, it could have an adverse effect on the market, if any, for the Company’s securities. If the Company’s securities are subject to the penny stock rules, investors will find it difficult to dispose of the Company’s securities.

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Blue Sky Law Considerations

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the Shares available for trading on the OTCQB, investors should consider any secondary market for the Company's securities to be a limited one. There is no guarantee that our stock will ever be quoted on the OTC Markets.  We intend to seek coverage and publication of information regarding the company in an accepted publication which permits a "manual exemption”. This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

Limitations Imposed by Regulation M

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution.

DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws.  The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with $0.001 par value per share. As of the date of this registration statement, there were 17,000,000 shares of common stock issued and outstanding beneficially held by the Sole Officer and Director Ms. S. Vibhakar.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

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Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Transfer Agent

Upon completion of the offering, we will retain a transfer agent that is registered and in good standing and certified with the Securities and Exchange Commission.

Preferred Stock

Our Articles of Incorporation provide for the issuance of up to 25,000,000 shares of Preferred Stock. Our Preferred Stock constitutes a convertible stock in which (1) one preferred Share is convertible into (5) five Common Shares. The preferred Stock holders would be entitled to vote on any matters on which common stock holders are entitled to vote. This would include electing the Board of Directors, increasing the number of shares authorized and other corporate governance matters. Our Sole Officer and Director beneficially owns a substantial majority of the issued and outstanding shares of such preferred stock of the Company and will continue to own sufficient shares after this offering irrespective of its outcome. As a result they will continue to be able to exercise substantial control over the operations of the Company.

Authorized but Un-issued Capital Stock

Florida law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of un-issued and unreserved common stock (and/or preferred stock) may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our board by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Shareholder Matters

As an issuer of "penny stock" the protection provided by the federal securities laws relating to forward looking statements does not apply to us if our shares are considered to be penny stocks which they currently are and probably will be for the foreseeable future. Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any claim that the material provided by us, including this prospectus, contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

As a Florida corporation, we are subject to the Florida Statutes ("Florida law"). Certain provisions of Florida law described below create rights that might be deemed material to our shareholders. Other provisions might delay or make more difficult acquisitions of our stock or changes in our control or might also have the effect of preventing changes in our management or might make it more difficult to accomplish transactions that some of our shareholders may believe to be in their best interests.

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Directors' Duties

The Florida Business Corporation Act allows our directors and officers, in exercising their powers to further interests, to consider the interests of our employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and our long-term and short-term interests and shareholders, including the possibility that these interests may be best served by our continued independence. Our directors may resist a change or potential change in control if they, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in our best interest. Our board of directors may consider these interests or have reasonable grounds to believe that, within a reasonable time, any debt which might be created as a result of the change in control would cause our assets to be less than our liabilities, render us insolvent, or cause us to file for bankruptcy protection.

Dissenters' Rights

Among the rights granted under Florida law which might be considered material is the right for shareholders to dissent from certain corporate actions and obtain payment for their shares. This right is subject to exceptions, summarized below, and arises in the event of mergers or plans of exchange. This right normally applies if shareholder approval of the corporate action is required either by Florida law or by the terms of the articles of incorporation.

A shareholder does not have the right to dissent with respect to any plan of merger or exchange, if the shares held by the shareholder are part of a class of shares which are:

-	Listed on a national securities exchange;

-	Included in the national market system by the Financial Industry Regulatory Authority or

-	Held of record by not less than 2,000 holders.

This exception notwithstanding, a shareholder will still have a right of dissent if it is provided for in the articles of incorporation or if the shareholders are required under the plan of merger or exchange to accept anything but cash or owner's interests, or a combination of the two, in the surviving or acquiring entity, or in any other entity falling in any of the three categories described above in this paragraph.

Control Share Acquisitions

The Florida Business Corporation Act contains provisions that may prevent any person acquiring a controlling interest in a Florida-registered company from exercising voting rights. To the extent that these rights support the voting power of minority shareholders, these rights may also be deemed material. These provisions will be applicable to us as soon as we have 200 shareholders of record with at least 100 of these having addresses in Florida as reflected on our stock ledger. While we do not yet have the required number of shareholders in Florida or elsewhere it is possible that at some future point we will reach these numbers and, accordingly, these provisions will become applicable. We do not intend to notify shareholders when we have reached the number of shareholders specified under these provisions of Florida law. Shareholders can learn this information pursuant to public filings and can see the approximate number of our shareholders by checking under Item 5 of our annual reports on Form 10-K. This form is filed with the Securities and Exchange Commission within 90 days after the close of each fiscal year hereafter. You can view these and our other filings at www.sec.gov in the "EDGAR" database.

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Under Florida law, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the acquiring person. If the acquiring person's shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and we must comply with the demand. An "acquiring person" means any person who, individually or acting with other, acquires or offers to acquire, directly or indirectly, a controlling interest in our shares. "Controlling interest" means the ownership of our outstanding voting shares sufficient to enable the acquiring person, individually or acting with other, directly or indirectly, to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of our shares in the election of our directors. Voting rights must be given by a majority of our disinterested shareholders as each threshold is reached or exceeded. "Control shares" means the company's outstanding voting shares that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person becomes an acquiring person.

These Florida statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply. Moreover, the provisions referred to above will not restrict our directors from taking action to protect the interests of our Company and its shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our articles of incorporation or bylaws relating to the acquisition of a controlling interest in the Company.

BUSINESS OPERATIONS

The company was incorporated on December 9th, 2014 in the state of Florida. Due to startup costs, legal and accounting expenses, the Company has incurred a net loss of ($1,103) from inception December 9th, 2014 to June 30, 2015 and a net loss of ($8,516) for the year ended June 30, 2016.

Genesys Industries mission and objective is to become a diversified advanced manufacturer and fabricator of uPVC vinyl and extruded aluminum products for the global building construction industries. Our products will include fenestration components such as, energy-efficient flexible insulating glass units (IGU’S) , extruded vinyl profiles, extruded aluminum profiles and precision-formed metal and fiberglass products. We intend to design and manufacture impact-resistant, low e, non-impact rated windows and glass doors which combine heavy-duty extruded aluminum or vinyl frames with laminated glass. We aim to become a vertically integrated manufacturer and fabricator.

Engineered to meet and exceed the rigorous quality standards of diverse building and construction industries, our products are intended to be installed in all major systems and end building products. We intend to employ the latest technologies coupled with robotic machinery to efficiently produce innovative diversified products. Our product design team would continuously work on developing new products that can be marketed using our brands worldwide.

Products and Services

We intend to manufacture complete lines of premium, fully customizable aluminum and vinyl windows and glass doors and building enclosure products targeting both the new construction and repair and remodeling (R&R) end markets. All of our products would carry the Genesys brand, and our consumer-oriented products would carry an additional, product name or brand.

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Our future plans and intentions are to engage in designing an impact-resistant product line with European design elements that will combine heavy-duty aluminum or vinyl frames with laminated glass to provide constant protection from hurricane-force winds and wind-borne debris. This product line would be geared towards the coastal communities and will satisfy increasingly stringent building codes and primarily target hurricane-prone coastal states in the U.S., as well as the Caribbean and Mexico. In addition to such impact-resistant characteristics, this future product line will be fully customizable and would offer excellent aesthetics, year-round security, enhanced energy efficiency, noise reduction, and protection from ultra-violet light.

Aluminum. We intend to offer a complete line of fully customizable, non-impact-resistant aluminum frame windows and doors. These products would primarily target regions with warmer climates, where aluminum is often preferred due to its ability to withstand higher temperatures and humidity. We would offer a comprehensive selection of options and upgrades to meet the evolving demands of homeowners. Our future aluminum product lines would include single hung, horizontal roller, casement, fixed lite, and architectural windows and sliding glass, French, corner meet, prime, and cabana doors. We intend to develop new and innovative versions of such products.

Vinyl. We would offer a complete line of fully customizable, non-impact-resistant vinyl frame windows and doors primarily targeting regions with colder climates, where the energy-efficient characteristics of vinyl frames are critical. Our future vinyl products would include single hung, horizontal roller, casement, fixed lite, and architectural windows and sliding glass doors.

Sales & Marketing

We intend to sell our products globally and rely on direct sales force, manufacturing representatives, distributors, commission sales agents, magazine advertisements, internet advertising, trade shows, trade directories and catalogue listings to market our products and services. We would use independent sales representatives in the United States backed by our sales management and technical professionals. Our future arrangements with independent sales representatives accord each a defined territory within which to sell some or all of the products and services. We will select outside independent representatives and firms based upon industry reputation, prior sales performance including number of prospective leads generated and sales closure rates, and the breadth of territorial coverage, among other criteria.

Based on future customer requests, our intended processes would be organized as follows. Technical inquiries received from potential customers w ould be referred to future engineering personnel. Thereafter, our sales and engineering personnel would jointly prepare a budget proposal or a final quotation. The period between initial customer contact and issuance of an order would generally run between one and six months.

The Company would also measures its relative levels of business from a value add sales perspective. The Company would define value add sales as net sales less the cost of material value and the cost of outside service content of the material sold to the customer. The cost of material and outside services could vary widely. In some cases the Company could source and purchase all material and then resell the material as well as its manufacturing value to the customer. In other cases the material could be provided or consigned at no cost by the customer to the Company and thus the end result is that the Company’s sales consist of only its manufacturing value. Due to such potential differences, the Company would measures market composition by value add sales.

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The Company intends to build a reputation as a dependable manufacturer capable of meeting stringent specifications to produce quality components at high production rates. The Company intends to demonstrate an ability to develop sophisticated manufacturing processes and controls essential to produce precision and reliability in its products. In order to commence production and operations we will need to develop a floor plan in a purpose defined facility. Upon identifying a facility that is adequate in size and layout, we would establish operation specific areas of the factory floor. Equipment would be identified and procured outright or leased with a specific timeline term. We anticipate a timeline of approximately six to nine months to identify a location and facility and another three to five months in evaluating equipment specific to our production activities. Cost of equipment for a simple product line would cost around $ 275,000 to $ 595,000 for this specific set up. Other product lines require specific equipment which would be at a later date.

Raw Materials

Our intended products would be manufactured and produced from two main raw materials. One being vinyl Upvc extrusions and the other being glass. These commodity items would be sourced from several suppliers specifically the vinyl would be produced and delivered in extrusions of 20ft long via tractor trailer. The glass would be delivered in single or double strength, low e and sometime cut to size based on potential customer jobs. Glass would be sourced from three separate suppliers and mainly the largest companies that produce such glass. Such future deliveries would be made in accordance to volume purchases and backlog of sales order jobs. Such deliveries can be as frequent as weekly directly from commercial sources. All orders for raw materials would be placed by company purchase orders. We intend to open relationships with such suppliers of raw materials upon commencing job order production.

Customers

We currently have no customers. Our principal customers would be engaged in the Building and Construction sectors and many more. Our customers could be leading end users, dealers, building development companies, window distributors, window replacement dealers, aluminum contractors, and General Contractors.

Research and Development; Intellectual Property

We have no intellectual property except our trade names, web domains and Logo marks.

We have not incurred any research or development expenses.

Our Product Line Development group will perform research and development for certain products targeted towards specific industry sectors. An example would be the product development geared towards the construction industry. We would also focus on end users on an as requested and program basis for development of conceptual engineering and design activities prior to manufacturing the products. We intend to focus on research and development activities that are manufacturing process oriented and product development oriented. We do not own any patents and trademarks at this time, but we may pursue patents and or trademarks if we develop engineered products via our product line group.

Governmental Regulation

We are not subject to any material government regulation. However, there is a risk that we could be adversely affected by current laws, regulations or interpretations or that more restrictive laws, regulations or interpretations will be adopted in the future that could make compliance more difficult or expensive.  There is also a risk that a change in current laws could adversely affect our business.

In addition, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our firm were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could have a material adverse effect on our operations.

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Compliance with Environmental Laws

We are not aware of any environmental laws that have been enacted, nor are we aware of any such laws being contemplated for the future, that address issues specific to our business.

Competition

Personal income, consumer demand and business trends drive demand. The profitability of companies depends on effective marketing and competitive pricing. Large companies offer wide selections and deep discounts, but small companies compete by offering specialized merchandise, providing superior customer service, or serving a local market. The manufacturing and solutions industry is labor and capital intensive. Companies compete directly with smaller service providers, and indirectly with manufacturing rep firms that represent diverse manufacturing product lines. Although there are a large number of companies engaged in construction products manufacturing, the Company believes the number of entities with the technical capability and niche for producing products manufactured by the Company is relatively small.

The construction products industry is highly fragmented and is served predominantly by local and regional competitors with relatively limited product lines and overall market share. In general, we divide the competitive landscape of our industry based on geographic scope, with competitors falling within one of two categories: local and regional competitors and national window and door manufacturers.

Local and Regional Window and Door Manufacturers: This group of competitors consists of numerous small manufacturing facilities that tend to focus on selling branded products to local or regional dealers and wholesalers and that typically lack the service levels and quality controls demanded by larger distributors. Further, the significant emphasis on stringent building codes requires windows and doors with increasing design, testing, and manufacturing complexity. As a result, these smaller local manufacturers would need to invest significant capital for their products to become or remain compliant with building codes. While a number of these firms are stand-alone entities, some are regional divisions of larger companies. Competitors include Atrium Companies, Inc., Lawson Industries Inc., CGI, and Custom Window Systems.

National Window and Door Manufacturers: This group of competitors tends to focus on selling branded products nationally to dealers and wholesalers and have multiple locations. Some specific competitors include Quanex Building Products Corp, Masonite, Huttig Building Products, Inc, Griffon Corp, Ply Gem, Jeld-Wen, PGT Inc and Technoglass Inc. Competition is primarily based on product quality, service, timely delivery, and price.

Employees

Our Sole Officer and Director is our only employee. We don’t have any written agreements with our officers or directors at this time.

Reports to Security Holders

Through the filing of Form 8-A under the Exchange Act within 30-60 days following the effective date of the registration statement, we intend to become a fully reporting company under the requirements of the Exchange Act, and will file the necessary quarterly and other reports with the Securities and Exchange Commission. Although we will not be required to deliver our annual or quarterly reports to security holders, we intend to forward this information to security holders upon receiving a written request to receive such information. The reports and other information filed by us will be available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at 100 F Street N.E., Washington, D.C. 20549.

Copies of such material may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 100 F. Street N.E., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Properties

Our current corporate mailing address is 1914 24th Ave E, Palmetto, FL 34221. The industrial site location is 1.25 acres in size and located at North Manatee Industrial Park. This is not a residential location. Our telephone number is 941.722.3600. Our sole officer and director, Ms. Vibhakar makes this space available to the company at zero cost for lease on a month to month basis. There is no written or oral agreement documenting this arrangement. We believe this space is adequate for our current needs.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year and until his successor is elected and qualified or until his earlier resignation or removal. Our directors and executive officers are as follows:

Name Age Position

Ms. Shefali Vibhakar 42 CFO, President & Director

Shefali is responsible for guiding the company’s business model to be implemented at Genesys Industries. She has served as our sole Officer & Director since inception. She is responsible for the strategic direction at Genesys. She is an aspiring business executive with a broad range of financial management experience. For the last 5 years from 2011 to 2016 she has been employed with The New England Machine Company with responsibilities in Accounting. The company is a manufacturer of automated packaging machines for the food packing industries. From 2009 to 2011 she was an officer and director of Lyons Liquors, Inc. Prior to 2009 she has successfully been employed with leading manufacturing, software, telecom, technology and financial based companies, including: Brooks Semiconductor (BRKS), ADC, VF Corp (VFC) & BB&T (BBT) and other leading Private Companies. Shefali holds a BS degree in Computer Science and Engineering from University of Mass, Boston, MA. She is also a Certified Risk and Compliance Management Professional (CRCMP) and a Member of the International Association of Risk and Compliance Professionals (IARCP). She is currently undertaking courses to be a Certified Sarbanes Oxley Expert (CSOE) which is administered by Sarbanes Oxley Professionals Association (SOXCPA).

Code of Ethics Policy

We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Corporate Governance

There have been no changes in any state law or other procedures by which security holders may recommend nominees to our board of directors. In addition to having no nominating committee for this purpose, we currently have no specific audit committee and no audit committee financial expert. Based on the fact that our current business affairs are simple, any such committees are excessive and beyond the scope of our business and needs today.

Family Relationships

There are no family relationships among our officers or directors at this time.

Involvement in Certain Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ten years in any of the following:

-	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

-	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

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-	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities,

-	Being found by a court of competent jurisdiction (in a civil action), the Commission or the CFTC to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated,

-	Having any government agency, administrative agency or administrative court impose an administrative finding, order, decree or sanction against them as a result of their involvement in any type of business, securities or banking activity,

-	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity,

-	Having any administrative proceeding been threated against you related to their involvement in any type of business, securities or banking activity

Executive Compensation

There is no accrued compensation that is due any officer or Management. Current: $0.00 annualized salary payable monthly (since inception) since inception, we have not paid any compensation to our officers. Our sole officer and director received founder shares as follows: 17,000,000 (seventeen million common shares) and 10,000,000 (ten million preferred shares) for their initial contribution of $17,000.00 in certified funds.

We may elect to award a cash bonus to key employees, directors, officers and consultants based on meeting individual and corporate planned objectives in the future. We do not have any standard arrangements by which directors are compensated for any services provided as director. No cash has been paid to the directors in their capacity as such.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this prospectus, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.  The business address of the shareholder is 1914 24th St E. Palmetto, FL 34221.

Name	# of Shares of Common Stock	Percentage
Ms. Shefali Vibhakar	17,000,000	100%
All Exec. Officers & Directors	17,000,000	100%

Name	# of Shares of Preferred Stock	Percentage
Ms. Shefali Vibhakar	10,000,000	100%
All Exec. Officers & Directors	10,000,000	100%

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This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws while applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 17,000,000 shares of common stock outstanding as of June 30, 2016 and 10,000,000 shares of preferred stock outstanding as of June 30, 2016.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

The registrant's board of directors consists of Ms. Shefali Vibhakar and is not independent as such term is defined by a national securities exchange or an inter-dealer quotation system.

Our Sole Officer and Director beneficially owns 17,000,000 common shares and 10,000,000 preferred stock and therefore has the ability to control the voting of the shares.

Advances from related parties-

As of September 30, 2016 , the Company owes $ 4,318 , respectively in loans payable to its President & CEO. The loans were received to pay for certain operating expenses. They are unsecured, non-interest bearing and due on demand. There are no other advances or notes to the company from any other individual or party.

INTEREST OF NAMED EXPERTS

The financial statements for the period from (inception) December 9, 2014 to June 30, 2015 and as of June 30, 2016 and June 30, 2015 and for the year ended June 30, 2016 collectively included in this prospectus have been audited by Michael Gillespie & Associates, PLLC who is a PCAOB registered audit firm and certified public accountants, to the extent and for the periods set forth in our report and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The legality of the shares offered under this registration statement is being passed upon by Dean Law Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the information in this Prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	State other “forward-looking” information.

We believe it is important to communicate our expectations.  However, there may be events in the future that we are not able to accurately predict or over which we have no control.  Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and “Description of Business” and elsewhere in this Prospectus.  See “Risk Factors.”

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Company Overview

Genesys Industries is an emerging manufacturer and fabricator of uPVC vinyl and extruded aluminum products for the global building construction industries. Our intended products will include fenestration components such as, energy-efficient flexible insulating glass units (IGU), extruded vinyl profiles, extruded aluminum profiles and precision-formed metal and millwork products. We intend to design, engineer and manufacture impact-resistant and non-impact windows and glass doors which combine heavy-duty extruded aluminum or vinyl frames with laminated glass.

Our near future mission is to become a leading vertically integrated precision manufacturing and fabrication company with core emphasis on product design, development, engineering, testing and precision manufacturing of complex components and products for the building construction industries. The company website will be at www.genesysindustries.com

The following discussion concerns the period from inception, January 9, 2014 until June 30, 2016, and should be read in conjunction with the financial statements of the Company and the notes thereto which are included herein.

Results of Operations for the Period Ending June 30, 2016

For the period ending June 30, 2016, the Company recorded a net loss of ($8,516). The Company posted revenues of $0 against operating expenses of ($8,516), which consisted of legal, accounting, and other costs associated with the formation of the Company.

Revenues

For the period ending June 30, 2016, the Company did not earn any revenues.

Expenses

The Company incurred total operating expenses of $8,516 during the year ended June 30, 2016, which was comprised solely of general and administrative expenses.

Liquidity and Capital Resources

At June 30, 2016 we had cash and cash equivalents of $100. We had no accounts receivable.

Our current assets at June 30, 2016 were $100. Our current liabilities, were in the amount of $10,750 and we had a working capital deficit of ($10,650). We have experienced losses since our inception and thus have an accumulated deficit of ($9,619). This raises substantial doubt as to our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Net cash used in operating activities was ($650) for the period ending June 30, 2016. We anticipate that overhead costs in current operations will increase in the future if we are successful in raising the capital described herein as a result of our anticipated increased marketing and operating activities.

Results of Operations for the Three Months Ended September 30, 2016 compared to the Three Months Ended September 30, 2015

Revenues

For the three months ended September 30, 2016, the Company earned revenues of $1,357, compared to earning revenues of $nil for the three months ended September 30, 2015.

Cost of Revenue

For the three months ended September 30, 2016, the Company’s Cost of Revenue was $698, compared to $nil for the three months ended September 30, 2015.

Expenses

The Company incurred total operating expenses of $5,041 during the three months ended September 30, 2016, which was comprised solely of general and administrative expenses. During the same period in 2015 the Company incurred total operating expenses of $154, which was comprised solely of general and administrative expenses.

Currently, we expect to incur an estimated negative cash flow per month in the amount of ($1,500) when considering the anticipated marketing costs associated with offering our services for sale together with general administrative expenses, offset by our revenue of $0 per month. Our cash balance as of June 30, 2016 was $100, On May 12, 2016, the Company sold 17,000,000 shares of common stock to the founder at $0.001 per share for total proceeds of $17,000. As of June 30, 2016, $100 has been received with the remaining $16,900 debited to the stock subscription receivable account. The $16,900 was received on July 15, 2016. We expect based on the above estimated expense that our available cash will last for only three to five months of operations unless we are able to obtain additional revenue or additional cash from the sale of our debt or equity securities. To date we have utilized some of the existing proceeds for legal, accounting and audit fees and expenses. Specifically, we have paid a total of $12,250 for such fees and expenses.

We believe that our principal difficulty in our inability to successfully implement our plan and attain profits has been the lack of available capital to commence, operate and expand our business.  We believe we need a minimum of approximately $300,000 in additional working capital to be utilized for development and launching of our operations for as well as funding the business development efforts to identify, qualify and acquire new customers, with the balance for working capital and general and administrative expense.  As of the date of this Prospectus other than as disclosed below we have no other commitment from any investor or investment-banking firm to provide us with the necessary funding and there can be no assurances we will obtain such funding in the future.  Failure to obtain this additional financing will have a material negative impact on our ability to generate profits in the future. To such end, our auditor has indicated in its report that our lack of revenues raise substantial doubt about our ability to continue as a going concern.

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While we have minimal revenues as of this date, no substantial revenues are anticipated until we have completed the financing from this offering and implemented our full plan of operations. We must raise cash to implement our strategy to grow and expand per our business plan. The minimum amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $30,000.

We are highly dependent upon the success of this offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available, because we are a development stage company with no operations to date, we would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raise additional proceeds via a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Additionally, the Company will have to meet all the financial disclosure and reporting requirements associated with being a publicly reporting company. The Company’s management will have to spend additional time on policies and procedures to make sure it is compliant with various regulatory requirements, especially that of Section 404 of the Sarbanes-Oxley Act of 2002. This additional corporate governance time required of management could limit the amount of time management has to implement the business plan and may impede the speed of its operations.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during period ending June 30, 2016.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2016.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to have a material impact on the financial statements or notes thereto.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information included in this Form S-1.

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Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking.  Forward-looking statements are, by their very nature, uncertain and risky.  These risks and uncertainties include international, national, and local general economic and market conditions; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; change in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; the risk of foreign currency exchange rate; and other risks that might be detailed from time to time in our filing with the Securities and Exchange Commission.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them.  Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Plan of Operations

We intend to commence operations in the business of manufacturing impact and non-impact windows and doors, specifically in the design and manufacturing of fenestration products in the building construction sector. We have generated no revenues as of the date of our original registration filing and our principal business activities to date consist of creating a business plan, acquiring a domain name and placeholder site, IT hosting and planning of intended product lines, market research and future operations.

Our current cash balance will not be sufficient to fund our operations for the next 12 months. However, if we sell 25% up to 50% raising gross proceeds of $ 54,950 up to $ 129,950 we will satisfy our cash requirements for 12 months and we will not be required to raise additional funds to meet our operating expenses, but our company’s development will be strictly limited. If we sell more than a half of the shares in this offering, we believe the money will last for more than a year, and also provide funds for some basic product development, design and testing of the first generation product line. Please see our Use of Proceeds section for more details. If we need more money we will have to possibly look into obtaining additional financing by way of a private debt or equity financing.

Our independent registered public accountant has issued a going concern opinion. This means that there is a doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have generated no revenues as of the date of the original registration filing. During first months after completion of this offering, we will establish our administrative systems and develop our web site for prospective clients but as well as investor relations compliance and until this time, we do not believe that our operations will be profitable. There is no assurance we will ever reach that stage.

After the effectiveness of our registration statement by the Securities and Exchange Commissions, we intend to concentrate our efforts on raising capital. During this period, our operations will be limited due to the limited amount of funds on hand. Our plan of operations following the completion and priority of spending raised funds if any is as follows:

Setup Systems, IT and Web Site

Time frames 1st to 2nd month

Estimated costs: $5,760-$6,950

Specifically, if only and estimated 25% of the offering is sold the Net Offering Proceeds will be used for setting up our IT systems, servers, website and communications set up. Beyond that proceeds would be used for maintaining our ongoing reporting obligations to the SEC until at which time in the future we are able to secure additional funding. Please see Use of Proceeds section for additional details.

44

Design, Engineering, Product Line

Time Frame: 3rd to 9th months

Estimated costs: $74,500-$105,640

In addition to the above, if an estimated only 50% of the offering is sold the Net Offering Proceeds will be used towards product development, design and testing of the first generation product line development. We would commence in the design of our first generation vinyl glass windows and doors, these would be non-impact as to target the largest user of all windows and doors in North America. The design and prototypes would be ready for testing by accredited quality labs to receive approvals for leakage, strength, R factor and UV light penetration per industry standards. Please see Use of Proceeds section for additional details.

AAMA Test Approvals, Energy Star Approvals, Sales Channel Development

Time Frame: 8th to 12th months

Estimated costs: $25,500 to $85,000

If only 75% of the offering is sold the Net Offering Proceeds will be used towards all of the above activities and towards obtaining approvals and to commence sales and marketing activities with some planning towards possible production if and when sales orders are secured. In order to employ a sales strategy we would target independent rep firms and inside sales people to communicate and introduce the company’s products to builders, architects, developers, building contractors, construction companies etc. Please see Use of Proceeds section for additional details.

Purchasing additional equipment

Time Frame: 12th to 18th months

Estimated costs: $75,000 to $650,000

If 100% of the offering is sold the Net Offering Proceeds will be used towards all of the above life cycle activities but in addition towards the planning of a production and manufacturing plant. An average manufacturing plant is 20,000 sqft at the minimum onwards to 125,000 sqft in space to accommodate raw materials and all production equipment and layout. We would be required to secure substantial funding beyond the 100% of this offering to acquire the appropriate equipment and plant improvements. In order to fully implement our production plan we would need additional capital above and beyond the 100% offering raise at which timeframe we would embark on raising additional capital. Equipment can be acquired via an equipment leasing company and plant space can be leased with the correct power lines to ensure adequate electricity to power all equipment including air lines, air compressors and equipment to support the glass lines, IGU lines, Cutting lines, Welding lines, Assembly lines and other production lines.

As mentioned above the time-line estimate(s) (stages) are predicated upon the Company obtaining the necessary financing through our offering or additional equity or debt financing. If we are not able to obtain the necessary levels of financing as determined by the above stages, we will not be able to meet or achieve any of the time-line objectives. In that case the Company will be forced to proceed on a piecemeal basis using primarily the services of our chief executive officer and limited use of outside contractors when and if limited funds are obtained. Our chief executive officer devotes approximately twenty (20) hours a week to our continued business efforts. There is no realistic way to predict the timing or completion in that scenario.

45

We currently have no additional sources of financing and no commitments for financing. There are no assurances that we will obtain sufficient financing or the necessary resources to enter into contractual agreements with outside developers or sales/marketing firms. If we do not receive any funding or financing, our business is likely to be maintained with limited operations for at least the next 12 months because our chief executive officer, will continue providing her professional services without current compensation. We do not currently have a formal agreement in place with our chief executive officer covering this period; however, our chief executive officer’s current plan is to do substantially all administrative and planning work as well as basic programming and marketing work on her own without cash compensation while s he seeks other sources of funding for the Company.

As a corporate policy, we will not incur any cash obligations that we cannot satisfy with known resources, of which there are currently none except as described in “Liquidity” above and/or elsewhere in this prospectus. We believe that the perception that many people have of a public company make it more likely that they will accept restricted securities from a public company as consideration for indebtedness to them than they would from a private company. We have not performed any studies of this matter. Our conclusion is based on our own observations. However, there can be no assurances that we will be successful in any of those efforts even if we become a public entity. Additionally, the issuance of restricted shares will dilute the percentage of ownership interest of our stockholders.

If we are unable to raise sufficient funds or obtain alternate financing, we may never complete development and become profitable. In order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. We do not have any plans or specific agreements for new sources of funding or any planned material acquisitions.

Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the Jumpstart Our Business Startups Act of 2012 or as long as we are a non-accelerated filer. See “Prospectus Summary—Emerging Growth Company.” Please also see “Risk Factors—Risks Inherent to this Offering and Our Common Stock—For so long as we are an ‘emerging growth company’ we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant as provided in the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

46

In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained.  A shareholder in all likelihood, therefore, will not be able to resell his or his securities should he or he desire to do so when eligible for public resale. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops.

Penny Stock Considerations

Our shares will be "penny stocks", as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00.  Thus, our shares will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

In addition, under the penny stock regulations, the broker-dealer is required to:

-	Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

-	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

-	Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value, and information regarding the limited market in penny stocks; and

-	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our Common Stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market, and have the effect of reducing the level of trading activity in the secondary market.  These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded.  In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities.  Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

47

OTC Markets Qualification for Quotation

To have our shares of Common Stock on the OTC Markets, a FINRA registered market maker must file an application on our behalf in order to make a market for our Common Stock.  We have not engaged in any preliminary discussions with a FINRA Market Maker to file our application on Form 211 with FINRA, but as of the date of this Prospectus, no filing has been made. There is no guarantee that our stock will ever be quoted on the OTC Markets.

Sales of our common stock under Rule 144

The use of the exemption from registration provided for by Rule 144, promulgated under the Securities Act of 1933 is not available for “shell” companies, as defined in Rule 405. Should we cease being deemed a “shell” company and meet the curative provisions with respect to former “shell” Companies, stockholders holding restricted shares of our common stock may avail themselves of the Rule 144 exemption.

Zero (0) of our shares held by non-affiliates and zero (0) shares held by management and their affiliates are being registered in this offering, however all of the remaining shares will still be subject to the resale restrictions of Rule 144.  In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price.  The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. In addition there is a Lock-up Agreement by management.

Stockholders

As of the date of this registration statement, we have one (1) shareholder of record, our Sole Office and Director.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future.  We plan to retain any future earnings for use in our business.  Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1.  For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St., N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov

48

.

Financial Statements

Genesys Industries, Inc.

December 9, 2014 (inception) to June 30, 2016 (audited)

F-1

MICHAEL GILLESPIE & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

10544 ALTON AVE NE

SEATTLE, WA 98125

206.353.5736

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Genesys Industries, Inc.

We have audited the accompanying balance sheets of Genesys Industries, Inc. as of June 30, 2016 and June 30, 2015 and the related statements of operations, stockholders’ deficit and cash flows for the year ended June 30, 2016 and for the period from December 9, 2014 (inception) through June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesys Industries, Inc.as of June 30, 2016 and 2015 and the results of its operations and cash flows for the year ended June 30, 2016 and for the period from December 9, 2014 (inception) through June 30,2015 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, although the Company has limited operations it has yet to attain profitability. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ MICHAEL GILLESPIE & ASSOCIATES, PLLC

Seattle, Washington

August 17, 2016

F-2

GENESYS INDUSTRIES, INC.
BALANCE SHEETS
	June 30,
	2016	2015
ASSETS

Current assets:
Cash	$100	$—
Total current assets	100	—

Website development, net	1,131	1,747

Total assets	$1,231	$1,747

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accrued liabilities	$7,250	$—
Shareholder loans	3,500	2,850
Total current liabilities	10,750	2,850

Total liabilities	10,750	2,850

Stockholders' deficit:
Class B Preferred stock, $0.001 par value, 25,000,000 shares authorized; 10,000,000 and 0 issued and outstanding, respectively	10,000	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 17,000,000 and 10,000 shares issued and outstanding, respectively	17,000	10
Additional paid-in capital	(10,000)	(-10)
Stock subscription receivable	(16,900)	—
Accumulated deficit	(9,619)	(1,103)
Total stockholders' deficit	(9,519)	(1,103)

Total liabilities and stockholders' deficit	$1,231	$1,747

The accompanying notes are an integral part of these financial statements.

F-3

GENESYS INDUSTRIES, INC. STATEMENTS OF OPERATIONS
	For the Year Ended June 30, 2016	From inception on December 9, 2014 through June 30, 2015
Revenue	$—	$—

Operating Expenses:
General & administrative expenses	8,516	1,103
Total operating expenses	8,516	1,103

Loss from operations	(8,516)	(1,103)

Loss before income taxes	(8,516)	(1,103)

Provision for income taxes	—	—

Net Loss	$(8,516)	$(1,103)

Net Loss Per Common Share, basic & diluted	$(0.00)	$(0.21)

Weighted Common Shares Outstanding, basic & diluted	2,282,192	5,315

The accompanying notes are an integral part of these financial statements.

F-4

GENESYS INDUSTRIES, INC. STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) JUNE 2016 and 2015
	Common Shares	Common Stock	Preferred Shares	Preferred	Stock Subscription Receivable	Paid in Capital	Accumulated Deficit	Total
Balance, December 9, 2014 (inception)	-	$-		$-	$-	$-	$-	$-
Founder shares issued at inception	10,000	10	—	—		(10)	—	—
Net loss for the year ended June 30, 2015	—	—	—	—		—	(1,103)	(1,103)
Balance, June 30, 2015	10,000	10	—	—		(10)	(1,103)	(1,103)
Common stock exchanged for preferred	(10,000)	(10)	10,000,000	10,000		(9,990)	—	—
Stock issued for cash	17,000,000	17,000	—	—	(16,900)	—	—	100
Net loss for the year ended June 30, 2016	—	—	—	—		—	(8,516)	(8,516)
Balance, June 30, 2016	17,000,000	$17,000	10,000,000	$10,000	$(16,900)	$(10,000)	$(9,619)	$(9,519)

The accompanying notes are an integral part of these financial statements.

F-5

GENESYS INDUSTRIES, INC. STATEMENTS OF CASH FLOWS
	For the Year Ended June 30, 2016	From inception on December 9, 2014 through June 30, 2015
Cash flows from operating activities:
Net Loss	$(8,516)	$(1,103)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	616	103
Changes in operating assets and liabilities:
Accrued liabilities	7,250	—
Net cash used in operating activities	(650)	(1,000)

Cash flows from investing activities:
Website development	—	(1,850)
Net cash used in investing activities	—	(1,850)

Cash flows from financing activities:
Shareholder loan	650	2,850
Proceeds from the sale of common stock	100	—
Net cash provided by financing activities	750	2,850

Net change in cash	100	—

Cash, beginning of year	—	—

Cash, end of year	$100	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

F-6

GENESYS INDUSTRIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2016 AND 2015

NOTE 1 - NATURE OF OPERATIONS

Genesys Industries, Inc. (the “Company”), was incorporated on December 9, 2014 under the laws of the State of Florida. Genesys Industries is an emerging manufacturer and fabricator of uPVC vinyl and extruded aluminum products for the global commercial and residential construction industries.

We have received no revenues from our operations to date. Initial operations have included organization, target market identification, marketing plans, and capital formation. A substantial portion of the Company’s activities has involved developing a business plan and establishing contacts and visibility in the marketplace.

The Company has adopted its fiscal year end to be June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents for the years ended June 30, 2016 or 2015.

Intangible Assets and Long Lived Assets

The Company performs and analysis for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income in the period that includes the enactment date.

F-7

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”) with regards to uncertainty income taxes.  Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Stock-Based Compensation

We account for equity-based transactions with nonemployees under the provisions of ASC Topic No. 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). ASC 505-50 establishes that equity-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of common stock issued for payments to nonemployees is measured at the market price on the date of grant. The fair value of equity instruments, other than common stock, is estimated using the Black-Scholes option valuation model. In general, we recognize the fair value of the equity instruments issued as deferred stock compensation and amortize the cost over the term of the contract.

We account for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation—Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.  The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification.  Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.  Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period.  The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. Any calculation of diluted outstanding shares excludes outstanding preferred stock that is convertible into 50,000,000 shares of common stock. During periods in which the Company incurs losses common stock equivalents, if any, are not considered, as their effect would be anti-dilutive.

Recently issued accounting pronouncements

In August 2014, the FASB issued Accounting Standards Update “ASU” 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this Update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted.

F-8

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.  As reflected in the accompanying financial statements, the Company has had no revenue, has an accumulated deficit of $9,619 and net cash used in operations of $650. These conditions raise substantial doubt about its ability to continue as a going concern.

While the Company is attempting to execute its development strategy, the Company’s cash position may not be sufficient to support the Company’s daily operations without significant financing. While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.

NOTE 4 - PROPERTY & EQUIPMENT

Long lived assets, including property and equipment and certain intangible assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values. Measurement of an impairment loss is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Property and Equipment are first recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets as follows between three and five years.

Maintenance and repair expenses, as incurred, are charged to expense. Betterments and renewals are capitalized in plant and equipment accounts. Cost and accumulated depreciation applicable to items replaced or retired are eliminated from the related accounts with any gain or loss on the disposition included as income.

Assets stated at cost, less accumulated depreciation at June 30 consisted of the following:

	June 30, 2016	June 30, 2015
Website development	$1,850	$1,850
Less: accumulated depreciation	(719)	(103)
Fixed assets, net	$1,131	$1,747

Depreciation expense

Depreciation expense for the years ended June 30, 2015 and 2015 was $616 and $103, respectively.

F-9

NOTE 5 - STOCKHOLDERS’ EQUITY

Common stock

Common stock includes 100,000,000 shares authorized at a par value of $0.001.

In conjunction with the inception of the Company 10,000 shares of common stock were issued to the founder at par value, $0.001.

On May 12, 2016, the founder exchanged his 10,000 shares of common stock for 10,000,000 shares of preferred stock.

On May 12, 2016, the Company sold 17,000,000 shares of common stock to the founder at $0.001 per share for total proceeds of $17,000. As of June 30, 2016, $100 has been received with the reaming $16,900 debited to the stock subscription receivable account. The $16,900 was received on July 15, 2016.

Preferred stock

Preferred stock includes 25,000,000 shares of authorized at a par value of $0.001. Preferred stock includes 25,000,000 shares of Class B authorized at a par value of $0.001. The Preferred Stock constitutes a convertible stock in which (1) one Preferred Share is convertible into (5) five Common Shares. The Preferred Stock holders are entitled to vote on any matters on which the common stock holders are entitled to vote. The Company has not established any dividend payable rights for its preferred stock. The company may establish a cumulative dividend policy to be paid out annually in the future at its discretion. Upon the occurrence of any (i) liquidation, dissolution or winding up of the Company, (ii) a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), or (iii) a sale, transfer or other disposition of all or substantially all of the assets of the Company (the events described in the foregoing clauses (ii) and (iii) are each referred to herein as a “Deemed Liquidation Event”), the holders of the Convertible Preferred Stock would participate with the Common Stock on an as-converted to Common Stock basis. The holders of the Convertible Preferred Stock would initially convert into shares of the Common Stock at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events. The Preferred Stock would not be redeemable from funds legally available for distribution at any time, unless a redemption rights policy is established by the Board of Directors in the future. Registration Rights: All shares of the Common Stock issuable upon conversion of the Convertible Preferred Stock and any other shares of the Common Stock held by the holder would be “Registrable Securities.” There is no Demand Registration rights clause at this time and or Piggyback Registration rights for the holder at this time.

On May 12, 2016 the Company issued 10,000,000 shares of preferred stock to the founder in exchange for 10,000 shares of common stock.

NOTE 6 - RELATED PARTY TRANSACTIONS

As of June 30, 2016 and 2015, the Company owed $3,500 and $2,850, respectively in loans payable to its President & CEO. The loans were received to pay for certain operating expenses. They are unsecured, non-interest bearing and due on demand.

NOTE 7 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of June 30:

	2016	2015
Federal income tax benefit attributable to:
Current Operations	$2,895	$375
Less: valuation allowance	(2,895)	(375)
Net provision for Federal income taxes	$—	$—

F-10

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	2016	2015
Deferred tax asset attributable to:
Net operating loss carryover	$3,270	$375
Less: valuation allowance	(3,270)	(375)
Net deferred tax asset	$—	$—

At June 30, 2016, the Company had net operating loss carry forwards of approximately $9,600 that may be offset against future taxable income from the year 2016 to 2035. No tax benefit has been reported in the June 30, 2016 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 8 - SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued on August 17, 2016 and through the date of the filing, and has determined that it does not have any material subsequent events to disclose in these financial statements.

F-11

GENESYS INDUSTRIES, INC.

INDEX TO FINANCIAL STATEMENTS

September 30, 2016

Balance Sheets as of September 30, 2016 (Unaudited) and June 30, 2016	F-13

Condensed Statements of Operations for the three months ended September 30, 2016 and 2016 (Unaudited)	F-14

Condensed Statements of Cash Flows for the three months ended September 30, 2016 and 2015 (Unaudited)	F-15

Notes to Condensed Financial Statements (Unaudited)	F-16

F-12

GENESYS INDUSTRIES, INC.
BALANCE SHEETS
	September 30, 2016 (Unaudited)	June 30, 2016
ASSETS

Current assets:
Cash	$9,250	$100
Accounts receivable	1,357	—
Total current assets	10,607	100

Website development, net	977	1,131

Total assets	$11,584	$1,231

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	$4,267	$7,250
Due to related party	4,318	3,500
Total current liabilities	8,585	10,750

Total liabilities	8,585	10,750

Stockholders' equity (deficit):
Class B Preferred stock, $0.001 par value, 25,000,000 shares authorized; 10,000,000 and 10,000,000 issued and outstanding, respectively	10,000	10,000
Common stock, $0.001 par value, 100,000,000 shares authorized; 17,000,000 and 17,000,000 shares issued and outstanding, respectively	17,000	17,000
Additional paid-in capital	(10,000)	(10,000)
Stock subscription receivable	—	(16,900)
Accumulated deficit	(14,001)	(9,619)
Total stockholders' equity (deficit)	2,999	(9,519)

Total liabilities and stockholders' equity (deficit)	$11,584	$1,231

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-13

GENESYS INDUSTRIES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	For the Three Months Ended September 30,
	2016	2015
Revenue	$1,357	—
Cost of revenue	698	—
Gross Margin	659	—
Operating Expenses:
General & administrative expenses	5,041	154
Total operating expenses	5,041	154

Loss from operations	(4,382)	(154)

Loss before income taxes	(4,382)	(154)

Provision for income taxes	—	—

Net Loss	$(4,382)	$(154)

Net Loss Per Common Share, basic & diluted	$—	$(0)

Weighted Common Shares Outstanding, basic & diluted	17,000,000	10,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-14

GENESYS INDUSTRIES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	For the Three Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net Loss	$(4,382)	$(154)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	154	154
Changes in operating assets and liabilities:
Accounts receivable	(1,357)	—
Accounts payable and accrued liabilities	(2,983)	—
Net cash used in operating activities	(8,568)	—

Cash flows from investing activities:	—	—

Cash flows from financing activities:
Advances from a related party	818	—
Proceeds from the sale of common stock	16,900	—
Net cash provided by financing activities	17,718	—

Net change in cash	9,150	—

Cash, beginning of year	100	—

Cash, end of year	$9,250	—

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—
Cash paid for taxes	—	—

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-15

GENESYS INDUSTRIES, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Genesys Industries, Inc. (the “Company”), was incorporated on December 9, 2014 under the laws of the State of Florida. Genesys Industries is an emerging manufacturer and fabricator of uPVC vinyl and extruded aluminum products for the global commercial and residential construction industries.

We have received minimal revenue from our operations to date. Initial operations have included organization, target market identification, marketing plans, and capital formation. A substantial portion of the Company’s activities has involved developing a business plan and establishing contacts and visibility in the marketplace.

The Company has adopted its fiscal year end to be June 30.

NOTE 2 - SUMMARY OF SIGNIFICCANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring items, which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods shown and are not necessarily indicative of the results to be expected for the full year ending June 30, 2017. These unaudited condensed financial statements should be read in conjunction with the financial statements and related notes included in the Company’s financial statements for the year ended June 30, 2016.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include the estimated useful lives of property and equipment.  Actual results could differ from those estimates.

Revenue Recognition

The Company follows paragraph 605-15-25 of the FASB Accounting Standards Codification for revenue recognition when the right of return exists.  The Company will recognize revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) The seller's price to the buyer is substantially fixed or determinable at the date of sale, (ii) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. If the buyer does not pay at time of sale and the buyer's obligation to pay is contractually or implicitly excused until the buyer resells the product, then this condition is not met., (iii) The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (iv) The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue, (v) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (vi) The amount of future returns can be reasonably estimated if necessary.

F-16

Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.  As reflected in the accompanying financial statements, the Company has had minimal revenue, has an accumulated deficit of $14,001 and net cash used in operations of $8,568. These conditions raise substantial doubt about its ability to continue as a going concern.

While the Company is attempting to execute its development strategy, the Company’s cash position may not be sufficient to support the Company’s daily operations without significant financing. While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.

NOTE 4 - PROPERTY & EQUIPMENT

Long lived assets, including property and equipment and certain intangible assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values. Measurement of an impairment loss is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Property and Equipment are first recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets as follows between three and five years.

Maintenance and repair expenses, as incurred, are charged to expense. Betterments and renewals are capitalized in plant and equipment accounts. Cost and accumulated depreciation applicable to items replaced or retired are eliminated from the related accounts with any gain or loss on the disposition included as income.

Assets stated at cost, less accumulated depreciation at September 30 consisted of the following:

	September 30, 2016	June 30, 2016
Website development	$1,850	$1,850
Less: accumulated depreciation	(873)	(719)
Fixed assets, net	$977	$1,131

Depreciation expense

Depreciation expense for the three months ended September 30, 2016 and 2015 was $154 and $154, respectively.

F-17

NOTE 5 - STOCKHOLDERS’ EQUITY

Common stock

Common stock includes 100,000,000 shares authorized at a par value of $0.001.

In conjunction with the inception of the Company 10,000 shares of common stock were issued to the founder at par value, $0.001.

On May 12, 2016, the founder exchanged his 10,000 shares of common stock for 10,000,000 shares of preferred stock.

On May 12, 2016, the Company sold 17,000,000 shares of common stock to the founder at $0.001 per share for total proceeds of $17,000.

Preferred stock

Preferred stock includes 25,000,000 shares of authorized at a par value of $0.001. Preferred stock includes 25,000,000 shares of Class B authorized at a par value of $0.001. The Preferred Stock constitutes a convertible stock in which (1) one Preferred Share is convertible into (5) five Common Shares. The Preferred Stock holders are entitled to vote on any matters on which the common stock holders are entitled to vote.

On May 12, 2016, the Company issued 10,000,000 shares of preferred stock to the founder in exchange for 10,000 shares of common stock.

NOTE 6 - RELATED PARTY TRANSACTIONS

As of September 30, 2016, and June 30, 2016, the Company owed $4,318 and $3,500, respectively in loans payable to its President & CEO. The loans were received to pay for certain operating expenses. They are unsecured, non-interest bearing and due on demand.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date of November 28, 2016 through the date when the financial statements were issued to determine if they must be reported. The Management of the Company determined that there were no reportable subsequent events to be disclosed.

F-18

GENESYS INDUSTRIES, INC.

3,000,000 SHARES
COMMON STOCK

PROSPECTUS

DEALER PROSPECTUS DELIVERY OBLIGATION

Until (180 days after the effective date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Certificate of Incorporation and the Bylaws of our Company provide that our Company will indemnify, to the fullest extent permitted by the Florida Revised Statutes, each person who is or was a director, officer, employee or agent of our Company, or who serves or served any other enterprise or organization at the request of our Company. Pursuant to Florida law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to our Company and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to our Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Florida law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We have not entered into any agreements with our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of our Company or any of our affiliated enterprises.

We do not maintain any policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under any circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On May 12, 2016, Ms. Vibhakar exchanged 10,000 shares of common stock for 10,000,000 shares of preferred stock.

On May 12, 2016, the Company sold 17,000,000 shares of common stock to the founder at $0.001 per share for total proceeds of $17,000.

The issuances above were issued in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(a)(2) promulgated thereunder, as such issuance did not involve a public offering of securities.

ITEM 16. EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of the Registrant
3.2	Articles of Amendment
3.3	Bylaws of the Registrant
5.1	Opinion re: Legality and Consent of Counsel
10.1	Form of Lock Up Period 1 Year
23.1	Consent of PCAOB registered Audit Firm
99.1	Form of Subscription Agreement

All other Exhibits called for by Rule 601 of Regulation SK are not applicable to this filing.

__________

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and Bylaws.

50

ITEM 17. UNDERTAKINGS

 The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; Notwithstanding the forgoing, any increase or decrease in Volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b)if, in the aggregate, the changes in the volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the
Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors, and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted our director, officer, or other controlling person in connection with the securities registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the final adjudication of such issue.

5.	Each prospectus filed pursuant to Rule 424(b) as part of a Registration statement relating to an offering, other than registration statements relying on Rule 430(B) or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided; however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by referenced into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

50

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Palmetto, FL on November 29, 2016

Genesys Industries, Inc.

By:	/s/ Shefali Vibhakar
Name:	Ms. Shefali Vibhakar
Title:	Chief Financial Officer, President and Treasurer
(Principal Executive, Financial and Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Shefali Vibhakar
Shefali Vibhakar	President, Treasurer and Director (Principal Executive, Financial and Accounting Officer)	November 29, 2016

51